Zentek Ltd.
(the "**Corporation**")

Annual and Special Meeting
Thursday, October 5, 2023 at 4:00 p.m. (Eastern time)
Delta Guelph Hotel, 50 Stone Road West, Guelph, Ontario N1G 0A9
(the "**Meeting**")

Electronic Delivery
If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

1) After you vote online at www.voteproxyonline.com using your control number.
2) Through TSX Trust's online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

Zentek Ltd. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2387.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please contact Investor Services. In order to receive a paper copy in time to vote before the Meeting, your request should be received by September 26, 2023.

Proxy Voting – Guidelines and Conditions

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.
2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.
3. **If you appoint the Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.
7. To be valid, this proxy must be filed using one of the **Voting Methods** and *must be received by TSX Trust Company* before the **Filing Deadline for Proxy**, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite
TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1

Tel: 1-866-600-5869

Web: https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration

Email: tsxtis@tmx.com

FORM OF PROXY ("PROXY")

Zentek Ltd.
(the "Corporation")

CONTROL NUMBER:

Annual and Special Meeting
Thursday, October 5, 2023 at 4:00 p.m. (Eastern time)
Delta Guelph Hotel, 50 Stone Road West, Guelph, Ontario N1G 0A9

SECURITY CLASS: COMMON **RECORD DATE: August 25, 2023** **FILING DEADLINE FOR PROXY: Tuesday, October 3, 2023 at 4:00 p.m. (Eastern time)**

APPOINTEES

The undersigned hereby appoints **Frances Dubé, Chairman, Chief Operating Officer and Director** of the Corporation, whom failing **Wendy Ford, Chief Financial Officer** of the Corporation (the "Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any,

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
a) Greg Fenton	☐	☐
b) Dr. Francis Dubé	☐	☐
c) Brian Bosse	☐	☐
d) Eric Wallman	☐	☐
e) Ilse Treurnicht	☐	☐
f) Lisa Sim	☐	☐
g) John Snisarenko	☐	☐

2. Appointment of Auditor	FOR	WITHHOLD
Appointment of **BDO Canada LLP, Chartered Professional Accountants** as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Approval and Confirmation of Omnibus Long-term Incentive Plan	FOR	AGAINST
To approve and confirm the omnibus long-term incentive plan of the Corporation.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

☐ **Interim Financial Statements –** Mark this box if you would like to receive Interim Financial Statements and Management Discussion and Analysis.

☐ **Annual Financial Statements –** Mark this box if you would like to receive Annual Financial Statements and Management Discussion and Analysis.

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593